
S THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*
Philip Magri, Esq.+
Joseph M. Patricola, Esq.*+
Daniel Kobrinski, Esq., LLM+#

* Licensed in NJ
+ Licensed in NY
# Licensed in DC

The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
Virginia@SourlisLaw.com

VIA OVERNIGHT MAIL



RECD S.E.C.

DEC 1 9 2007

1086

December 17, 2007

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn: Susann Reilly, Attorney

> **RE:**   **Pricefish, Inc.**
> **Offering Statement on Form 1-A, Filed October 24, 2007**
> **File No.: 24-10192**

Dear Ms. Reilly:

Below please find our responses to the Staff's comment letter, dated November 27, 2007 (the "Comment Letter"), regarding the above-captioned Offering Statement on Form 1-A (the "Form 1-A") filed by our client, Pricefish, Inc., a New York corporation (the "Company"). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Form 1-A pursuant to the Comment Letter and has filed Amendment No. 1 to the Form 1-A with the SEC today ("Amendment No. 1"). A copy of Amendment No. 1, marked to show changes from originally filed Form 1-A, accompanies this response letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm

Virginia K. Sourlis, Esq.

General

1. *Please note that shares are being qualified, not registered, by this offering statement. Revise the entire document, as necessary, including, but not necessarily limited to, the first part of the cover page and, also, your response to number 26 of the Offering Circular.*

Response:

Per Comment #1, the entirety of the document has been revised in accordance with this comment. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Part I – Notification

Item 1, Significant Parties, page 2

(b) The Issuer's officers, page 3

2. *Please include Mark Dresner's title.*

Response:

Per Comment #2, the document has been revised in accordance with this comment. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Item 1(d). Record owners of 5 percent or more of any class of the issuer's equity securities, page 3.

3. *Confirm in your response letter that John Casey need not be listed in either this section or the following section entitled "Beneficial owners of 5 percent or more of any class of the issuer's equity securities." Alternatively, revise the sections.*

Response:

Per Comment #3, these two sections have been revised to include John P. Casey as a record owner of 5% or more and as a beneficial owner of 5% or more of the Company's outstanding common stock. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Items 1(f) & (g), page 6

4. *Please name your promoters and affiliates. See Rule 405 of Regulation C for the definitions of those terms.*

Response:

Per Comment #4, the Company does not have any promoters or affiliates, as defined by Rule 405 of Regulation C and other applicable Statutes and Regulations.

Item 4. Jurisdictions in Which securities Are to be Offered, page 7

5. *Please state the methods by which the securities are to be offered in response to item 4(b). Please indicate whether the primary and resale offerings are being registered in New York or conducted under a state exemption. If an exemption is being relied upon, please identify the exemption.*

Response:

Per Comment #5, the securities will be offered only to investors residing in the State of New York. The Officers and Directors of the Company solely, will be selling the shares to such investors, and will not be receiving any form of commission or compensation for such efforts.

The Company is currently in the registration process with the Attorney General of the State of New York and all appropriate agencies therein, and will not be offering or selling any of the securities until such registration is deemed complete and effective by the State.

Part II – Offering Circular

Cover Page

6. *At the end of the cover page please provide the information the form requires regarding state registrations for this offering.*

Response:

Per Comment #6, the Company is currently in the registration process with the Attorney General of the State of New York to register the securities for sale in that jurisdiction. This registration has not yet been cleared or deemed effective by the State of New York.

The Company will not be offering any of the securities for sale until such registration has been deemed clear and effective with the State. Upon such effective date, the Company will immediately notify the Commission by filing an amendment to this Form 1-A, including the information required pursuant to this Comment #6.

Risk Factors, page 14

7. *Please add a separate risk factor disclosing the material risk if limited proceeds are received in the offering, clarifying that there is no minimum amount of securities required to be sold in the offering.*

Please also clarify that your operations to date have not generated positive cash flow, if true.

Response:

Per Comment #7, the Company has added the following Risk Factor, # (3), as follows:

"(3)   **There is No Minimum Number of Shares we have to sell in this Offering.**

We are making this offering on a "best efforts, no minimum basis." What this means is that all of the net proceeds from this Offering will be immediately available for use by us and we don't have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. We can't assure you that the subscriptions for the entire Offering will be obtained, and there is a strong possibility that the entire offering amount will not be obtained. Therefore there is a material risk that an insufficient amount of proceeds will be received by the Company, thereby having an inconsequential effect on the Company's overall use of the funds, and consequently the Company's future performance. This material risk becomes even more important when viewed in light of the fact that the Company has, to date, been unable to generate and sustain positive cash flow. We have the right to terminate the offering of the Shares at any time, regardless of the number of Shares we have sold since there is no minimum subscription requirement. Our ability to meet our financial obligations and cash needs and to achieve our objective could be adversely affected if the entire offering of Shares is not fully subscribed for."

Risk Factor number 2, page 15

8. *You have stated: "We mainly rely on purchased listings to attract and direct a substantial portion of consumers to our service." Please include in the business section of this offering circular the approximate number of consumers which the listings have directed to your service since the beginning o the year 2005, if known.*

Response:

Please note that former Risk Factor "(2)" is now Risk Factor "(4)".

The language of the Risk Factor has been changed to the following:

"Historically we have mainly relied on purchased listings to attract and direct a substantial portion of consumers to our service."

The approximate number of consumers which such listings have directed to our website is not ascertainable.

Risk Factor number 5, page 16

9. *Revise this risk factor 5 as follows and make these same revisions in response to any similar disclosure elsewhere in the prospectus.*

- *Disclose that you have also incurred losses for fiscal years 2006 and 2007 and if accurate, 2005;*
- *Specify the years in which revenues decreased, including, but not necessarily limited to, 2007; and*
- *Remove references to continued growth, in view of the fact that your revenues decreased in fiscal year 2007.*

Response:

Please note that former Risk Factor "(5)" is now Risk Factor "(7)".

Per Comment #9, the Risk Factor has been revised to state the following:

"We have a history of losses both prior to 2005, and in fiscal years 2005, 2006, and 2007, and we may incur losses again. We had net losses of 268,848 in 2005, $1,295,393 in 2006, and $823,518 in 2007. We expect to continue to increase our sales and marketing expenses, research and development expenses, and general and administrative expenses, and we cannot be certain that our revenues will exceed our expenses or grow at all. If our revenues do not grow, we may experience a loss in future periods, which could cause our share price to decline."

Risk Factor number 6, page 17

10. *Please reconcile the two statements below. The first is from risk factor 6 of this Offering Circular. The second is from the "Overview" section of your website:*

The top three relevant merchant listings that we display in our response to a consumer query in some product categories are selected based on the amount paid by these merchants to us. As a result, consumers may perceive our service to be less objective than those provided by other online shopping solutions (risk factor 6); and

Pricefish is a free service for internet shoppers, which provides online shoppers with valuable information allowing them to make <u>more informed purchasing decisions.</u> The site provides free, <u>unbiased information</u> for consumers on Computer & Software products, Consumer Electronics, Photographic Equipment, Movies, Music, Books & Video Games (our emphasis) (Pricefish.com – "Overview").

Response:

Please note that former Risk Factor "(6)" is now Risk Factor "(8)".

Per Comment #10, the "Overview" portion of our website has been amended to the following, removing the assertion of "unbiased:

"Pricefish is a free service for internet shoppers, which provides online shoppers with valuable information allowing them to make more informed purchasing decisions. The site provides free information for consumers on Computer & Software products, Consumer Electronics, Photographic Equipment, Movies, Music, Books, & Video Games."

Risk Factor number 13, page 20

11. *State in the heading to risk factor 13, if true, that you have no insurance to cover adverse decisions in claims of infringement of intellectual property.*

Response:

Please note that former Risk Factor "(13)" is now Risk Factor "(16)".

Per Comment #11, the revision has been made accordingly.

12. *Describe the principal sources of your revenues. Quantify the revenue from each source. If your revenues consist of anything other than the following, please ensure that you disclose that information in all appropriate places in the offering circular:*

- *The revenues which you earn when consumers "click through" to the merchants who have listed products on the Pricefish website; and*
- *The revenues from banner ads and skyscraper ads.*

Response:

Per Comment #12, please note that the Company does not breakdown its revenues by any particular sources. All revenues are categorized as "advertising revenues."

13. *Disclose and quantify any payments you make to the sellers whose products you display online.*

Response:

Per Comment #13, please note that the Company does not make any payment to sellers whose products are displayed on the Pricefish website.

14. *Disclose your means of obtaining the right to name the sellers and display their products on your website. Also, state whether your site has links to each seller whose products it displays. If not, how do you choose who receives a link. In addition, disclose the principal terms of the standard arrangements with such sellers.*

Response:

Per Comment #14, please note that all of the merchants and sellers pay to list and advertise their products on the Pricefish website. As part of their paid listings and pursuant to a listing agreement, a "Merchant Agreement", attached as an Exhibit to the Form 1-A/A, sellers provide to the Company each of the products they wish to sell and list, along with a website link to that product routed directly to the merchant's website.

By way of typical agreement, the sellers compensate Pricefish either between $.15 and $.75, depending on the product category, for each lead that the Company refers to the seller's website or by way of a percentage of any sales made from a Pricefish referral, usually in the range of 1% - 5% of the sale amount.

15. *On pages 27-29 you have discussed industry trends and limitations and challenges for online buyers. Please clarify which of the mentioned services Pricefish currently provides.*

Response:

Per Comment #15,

Industry trends are presented to show the potential for online selling by the Company's advertisers (sellers).

A clarification is provided on page 30-31 under the heading *"Limitations of online comparison-shopping services"*, which provides several itemized functions that Pricefish.com offers in light of the industry trends, limitations and challenges.

Sales, page 30

16. *You have referred to "excellent ROI that Pricefish offers." Please disclose the basis for your assertion. If applicable, support your statements by including with your response letter copies of, or excerpts from, reports or publications which you reference. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant based on its experience in the industry, if true. Also, disclose the words from which the acronym "ROI" is formed the first time you use it in the offering circular.*

Response:

Per Comment #16, this language has been removed entirely.

Item 3(h). Indicate the extent to which...pages 32

17. *Please comply fully with item 3(h). Include the information you have provided in risk factors number 12, 13 and the first of the two risk factors you have numbered "14".*

Also, describe each of your intellectual property rights, including pending applications.

In addition, list the domain names to which you have a right. Clarify whether or not you have attempted to acquire the referenced domain names in the U.K., Germany and France.

Response:

Per Comment #17, the following language has been added to this section:

"The Company has received a trademark for "Pricefish.com", as well as a trademark for the Pricefish symbol and logo. Pricefish currently owns the domain names "Pricefish.com", "Pricefish.net", "Pricefish.org", "Pricefish.info", "Pricefish.biz", and "Pricefish.us". The Company has not applied for domain names in any foreign countries at this time. The Company currently has no patents or patents pending on any of its other proprietary assets.

The Company's operations and financial performance are highly dependent upon maintaining the trademarks associated with the Pricefish name brand. The Company is currently evaluating different methods of protecting this intellectual property, however, the only measures of protection currently utilized towards this protection are the rights and protections afforded under U.S. Patent and Trademark Law.

With regards to research and development costs, for the years ended June 30, 2007 and June 30, 2006, the Company expended approximately $80,750 in 2007 (approximately 212% of 2007 revenues), and $126,416 in 2006 (approximately 199% of 2006 revenues) on costs related to software development. The Company is currently estimating that an additional $129,600 will be spent in the current year on such costs."

Item 3(k). Summarize the material events....page 32

18. *Please expand the response to item 3(k) to name the promoters of the Pricefish and disclose a brief history of securities issuances at and since formation, including the transactions in which the current control persons and 5% shareholders acquired their securities.*

Response:

Per Comment #18, the following has been added to this section:

Date:	Event(s):	Notes(s):
July 8, 2003	Price Fish, Inc. is formed as a Corporation in the State of New York.	Filing of a Certificate of Incorporation.
July 8, 2003	Founders stock is issued to Mark Antebi, Elliot Antebi, Barry Antebi, and Steven Sklarz, each receiving 2,361,853 shares of Common Stock of Price Fish, Inc.	Issuance of Securities exempt from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.
December 2004	Mark Dresner is hired by the Company as President and CEO, and receives 3,625,000 shares of Common Stock of Price Fish, Inc. in consideration of employment.	Issuance of Securities exempt from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.
May 9, 2005	The Company changed its name to Pricefish, Inc.	Filing of an Amended Certificate of Incorporation.
May 2005 – April 2006	The Company issued Promissory Notes convertible into Common Shares of Pricefish, Inc. at a conversion rate of 1.25 shares per $1.00.	Issuance of Securities exempt from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.
April 2006	Mark Dresner leaves the Company, and is replaced by Arnon Scheflon as President and CEO.	

9

March 2007	Arnon Scheflon leaves the Company, and Mark Dresner rejoins the Company as President and CEO.	
May 31, 2007	The Company issued 2,500,000 shares of Common Stock at a purchase price of $0.20 per share to John P. Casey.	Issuance of Common Stock exempt from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.
June 30, 2007	Every Convertible Note then issued and outstanding was converted in Common Shares of Pricefish, Inc., totaling in aggregate 3,211,875 Common Shares.	Issuance of Common Stock exempt from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.
September 9, 2007	Pricefish, Inc. amends the authorized capital structure of the Company to 40,000,000 Commons Shares authorized at a par value of $0.000001, and 5,000,000 Preferred Shares authorized at a par value of $0.000001.	Filing of an Amended and Restated Certificate of Incorporation.
October 24, 2007	Pricefish, Inc. files a Form 1-A with the Securities & Exchange Commission, in anticipation of conducting a Regulation A offering of Pricefish Common Stock.	Short-form registration statement pursuant to Regulation A of the Securities Act of 1933, as amended.

19. *We note the disclosure that you may in the future acquire complementary companies, products and technologies. Please disclose in this item whether there are any probable acquisitions. Any agreements, preliminary or otherwise, should be filed as exhibits and the principal terms disclosed in the offering circular. Also, see Part F/S of Form 1-A regarding the possible need for financial statements.*

Response:

Per Comment #19, the Company is not currently in negotiations and has no specific agreements with any acquisition candidates, and has not yet identified any specific potential acquisition candidates.

Item 4, page 33

20. *Please provide a more detailed response to item 4 including the principal steps you will take in achieving the listed milestones and the anticipated cost of each milestone. Please add disclosure to explain why these steps should take the company to profitability.*

Response:

Per Comment #20, the following has been added to this section:

	Event or Milestone		Expected manner of occurrence or method of achievement		Date or number of months after receipt of proceeds should be accomplished
(1)	Boost website traffic from search engines. (both paid and free, Organic) Revamp Pricefish.com to be more search engine friendly so that the 250,000 page on the site are indexed for organic search Develop paid search campaigns that are profitable – this will require selecting proper keywords that do not cost more than they will return. Analyze and adjust all landing pages to improve the conversion rate – advertiser click thru's – on the site.		Hire outside consultants with relevant internet traffic experience. Pricefish has already identified an outside consultant with proven experience in these areas. We have begun to employ them on a limited basis. Once we have secured additional funding we plan to employ their skills more aggressively. Consultant is responsible for analyzing Pricefish.com and implementing specific changes to improve organic search from search engine, principally Google. Additionally the Consultant is designing a paid search campaign based on a "long tail" keyword strategy that should deliver profitable traffic to Pricefish.com		Approximately 4 months to see initial results and ongoing thereafter. Initial costs are approximately $10,000 per month – which is exclusive of any media costs from Google and other search engines. Our expectations are that media will be budgeted at $15,000 to $20,000 per month. These amounts will be adjusted based on the quality of the results delivered.
(2)	Increase number of advertisers, merchants,		Hire additional marketing personnel and employ an		Approximately 2 to 6 months.

11

affiliates and joint venture partners.	aggressive marketing strategy. The Company has identified and engaged a new media; web 2.0 focused personnel recruiter to assist in identifying the best resources for each position. In addition we will print ads and personnel recruiting websites to identify qualified personnel. No new personnel will be hired until new funding is secured.	Salaries for each senior marketing person will be in the $80,000 range plus a variable component based on performance. It is likely that the Company will employ at least two such individuals; one East Coast and another on the West Coast. Recruiter fees will average 25% of first year compensation for each individual hired.

"Notes to 4(a):

1. Increasing web traffic is the fundamental aspect of Pricefish's business. Traffic brings visitors and visitors bring leads to merchants. Merchant leads create revenue for Pricefish.

    No traffic, No revenues Cost-effective traffic means profits.

    In the past the Company has conducted Pay Per Click advertising campaigns with Google and other search engines. These campaigns never delivered cost effective (profitable) visitors to Pricefish.

    Additionally we lack internal expertise in programming and organizing our site so that search engines fully indexed the site to achieve "organic" or free traffic from Internet searches.

    Pricefish has already identified an outside consultant with proven experience in these areas. We have begun to employ them on a limited basis. Once we have secured additional funding we plan to employ their skills more aggressively

    Also we plan to implement web analytics on our site to measure the progress that the consultants make.

2. Recruiting the best merchants, identifying and closing the most profitable joint ventures,, etc. all require experienced well-connected marketing resources.

For Pricefish to turn profitable we will have to aggressively search for, propose and close new long-term relationships with advertising agencies, large merchants and information publishers."

Offering Price Factors, page 34

21. *It appears that net tangible book value as of June 30, 2007 is calculated incorrectly. Intangible assets, such as the software development costs disclosed in note 10 to the financial statements, should be deducted in calculating net tangible book value. Please advise or revise to correct.*

Response:

Per Comment #21, the net tangible book value figures have been revised and are now correctly displayed.

22. *Please quantify the net tangible book value per share, as required by item 7(a).*

Response:

Per Comment #22, the net tangible book value figures have been revised and are now correctly displayed.

23. *Please provide the required answer to item 8(b).*

Response:

Per Comment #23, the required response to Item 8(b) has been revised.

Use of Proceeds, page 37

24. *The four uses of proceeds that precede "Net Proceeds from Offering" appear to be uses of net proceeds. Please relocate the line item "Net Proceeds from Offering" to immediately follow other offering expenses. Please quantify the amount of each type of offering expense and deduct the sum of such amounts from gross proceeds when arriving at net proceeds.*

Response:

Per Comment #24, the Use of Proceeds table has been revised, as follows:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	N/A	$3,673,750 100%
Less: Offering Expenses		
Commissions & Finder Fees	N/A	$0.00 0.00%
Legal & Accounting	N/A	$0.00 0.00%
Copying & Advertising	N/A	$0.00 0.00%
Other (Specify):	N/A	$0.00 0.00%
Net Proceeds:		**$3,673,750 100%**
USE OF NET PROCEEDS:		
BUSINESS MARKETING, ADVERTISING, AND PROMOTION:		
Marketing Personnel	N/A	$172,150 4.7%
Paid Search Consultants	N/A	$336,000 9.1%
Search Engine Media Expenditures	N/A	$280,000 7.6%
Trade Shows	N/A	$60,000 1.6%

Offline Advertising	N/A	$125,000 3.4%
Direct Marketing and List Rentals	N/A	$120,000 3.3%
Misc. Expenses	N/A	$8,975 0.2%
SUB-TOTAL:		**$1,102,125[1]*** **30%**
PRODUCT DEVELOPMENT:		
R&D of new functionality & techniques	N/A	$259,200 7.1%
Maintenance and Support of Existing tech platforms	N/A	$259,200 7.1%
Content creation: video, audio, etc.	N/A	$360,000 9.8%
Software licensing	N/A	$40,000 1.1%
SUB-TOTAL:		**$918,400[2]** **25%**
MERCHANT RECRUITING:		
Merchant Support Personnel	N/A	$162,000 4.4%
Merchant targeted marketing, advertising, and promotions	N/A	$380,000 10.3%
Merchant specific website enhancements	N/A	$160,000 4.4%
Training of staff	N/A	$30,000 0.82%
Misc. expenditures	N/A	$2,750 0.07%
SUB-TOTAL:		**$734,750[3]** **20%**
CUSTOMER SUPPORT & OPERATIONS:		
Customer Support Personnel	N/A	$216,000 5.9%
Customer Support automated enhancements	N/A	$151,200 4.0%
Training	N/A	$45,000 1.2%
SUB-TOTAL:		**412,200[4]** **11%**

WORKING CAPITAL		
Company Development & General Working Capital	N/A	$506,275 14%
SUB-TOTAL:		$506,275[5] 14%
TOTAL USE OF NET PROCEEDS		$3,673,750 100%
*Figure indicates priority		

25. *Please provide a breakdown of the principal categories now disclosed among the principal uses in each category, quantifying each principal use.*

Response:

Per Comment #25, please reference the table above in Comment #24.

26. *Please disclose priority of use by a method other than a footnote beside each item. In this regard, the footnote is not clear. For example, would the first net proceeds up to $1.1 million go to business marketing, advertising and promotion, with the next $900,000 going for product development, etc.? Please revise the footnote and item 9(b) as appropriate.*

Response:

Per Comment #26, the following has been added to Item 9(b).

"The first $240,000 will be used for Marketing and Advertising.

The next $120,000 will be invested in Product Development

The next $120,000 will be invested in Merchant Recruiting

The next $120,000 will be invested in Customer Support.

Once these targets have been achieved successive investment will be allocated on 2:1:1:1 weighting and order, for each additional $100,000 raised, where Marketing will receive twice the investment dollars as each of their other categories. Product Development, Merchant Recruiting, and Customer Support will each receive equal allocations in the order listed.

Therefore is an additional $100,000 is raised after the initial $600,000 it would be distributed as follows: Marketing: $40,000, then Product Development: $20,000, then Merchant Recruiting:

$20,000 and then Customer Support: $20,000."

27. *Please revise the responses to items 11 and 12 as the amount of proceeds to be received in the offering is uncertain and your operations have not generated positive cash flows.*

Response:

Per Comment #27, the responses to Items 11 and 12 have been revised.

Plan of Distribution, page 45

28. *Please disclose the principal terms of the resale offering and provide the disclosure called for by item 507 of regulation S-B.*

Response:

Per Comment #28, the disclosure pursuant to Item 507 of Reg. S-B has been provided for on page 56 of the Amended Form 1-A.

29. *Please disclose the termination dates of each offering.*

Response:

Per Comment #29, the Company's offering of convertible notes commence in May of 2005, and terminated in April of 2006. All other issuances of stock were one time offerings made pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Item 26, page 46

30. *Please discuss in detail the possible lock-up and leak-out agreements.*

Response:

Please be advised that former Item 26 is now Item 27.

Per Comment #30, the following language has been added to Item 27:

"The Company anticipates that current shareholders will be subject to a leak-out agreement whereby investors may immediately sell up to 25% of their holdings. Then, for a period of 90 days, 180 days and 270 days after the effective date of the Registration Statement, the investor agrees that he, she or it will not offer to sell, contract to sell or otherwise sell (including without limitation in a short sale) or dispose of 75%, 50% and 25%, respectively, of the shares of Common Stock of the Company."

Ben Epstein Biography, page 49

31. *Disclose the date Mr. Epstein joined the company and his positions with the company for the last five years.*

Response:

Per Comment #31, the disclosure has been added to Mr. Epstein's biography section on page 59.

Management Relationships, Transactions and Remuneration, page 54

32. *Item number 39(a) states: "If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. Please confirm in your response letter, if true, that Mark, Elliot, and Barry Antebi are not related. Alternatively, please revise your response in the item.*

Response:

Per Comment #32, Item 39(a) has been revised.

33. *The response to item 40(c) does not agree with the response to item 42. Please revise. Please disclose the anticipate terms of all contemplated agreements and plans.*

Response:

Per Comment #33, Item 40(c) has been revised and is now consistent with Item 42.

Management's Discussion and Analysis of Certain Relevant Factors, page 58

34. *In item 47 we note your reference to: "outside service providers." Please revise your response to item 3(d) to include the disclosure from your response to item 47 and to fully describe the arrangement with the outside service providers. In addition, consider providing a risk factor which briefly summarizes items 47 and 48.*

Response:

Per Comment #34, such revisions have been made, and a risk factor, Risk Factor "(2)" has been inserted summarizing both Items 47 and 48.

35. *Please respond to all parts of item 48 or explain why you have only partially addressed the item. We have noted the decrease in your revenues.*

Response:

Per Comment #35, Item 48 has been revised to include the following:

"To date, Pricefish has not been profitable and from 2006 to 2007 both our revenues and expenses declined. We feel that profits have been elusive due to our inability to cost effectively attract visitors to our site and to convert the visitors we do attract to leads for our merchants, which is how Pricefish derives revenues.

In an effort to reverse this trend Pricefish has restructured its staff and engaged outside consultants that have a successful track record of Internet marketing experience. Specifically Consultants are charged with driving organic traffic from search engines and developing and implement a profitable paid search campaign.

These efforts may take several months to achieve the desired results. Therefore it is possible and probable that Pricefish will continue to experience losses and decreased revenues until traffic to our site increases according to our plan.

However, the overall market continues to be robust for companies that make finding things on the Internet quicker and easier for consumers (Internet Search). In fact, for this very reason, Company competitors continued to be purchased at very attractive multiples. In fact, in July 2007 online marketing firm ValueClick Inc. agreed to pay up to $352 million to buy MeziMedia Inc. owner of Pricefish competitor Smarter.com. Previously other Pricefish competitors were acquired: Shopping.com was acquired by eBay for $620 million, Shopzilla acquired by E. W. Scripps Co. for $525 million, and Pricegrabber acquired by Experian for $485 million). Given these facts, the Company believes that their business model and the underlying economics will have a favorable impact over the next 12 months, despite the fact that we have yet to be profitable"

Exhibit 1.1. Financial Statements

36. *The financial statements and related disclosures of the issuer should be updated to a date within 90 days of filing, or such longer time not exceeding 6 months prior to qualification of the offering statement, as required by Part F/S of Form 1-A. Please revise.*

Response:

Per Comment #36, the financial statements and related disclosures have been updated accordingly.

Note A. Summary of Significant Accounting Policies

37. *Please expand paragraph 10 to explain how the company establishes technological feasibility of its software. Indicate how the company accounts for components of larger software projects, software enhancements and modifications. Describe any high risk development issues that pertain to the company's software.*

Response:

Per Comment #37, Paragraph 10 has been expanded and revised accordingly.

Note C. Common Stock

38. *It appears that the debentures disclosed in paragraph 1 were converted at $.80 rather than the amount provided. Please advise or revise to correct.*

Response:

Per Comment #38, the conversion price has been revised to reflect the correct amount.

39. *Please confirm that the conversion in 2007 was done in accordance with the original terms of the 2005 convertible debentures.*

The conversion of the convertible notes in 2007 was effected in accordance with the terms of the Notes, as originally issued.

Other Exhibits

40. *Please file as an exhibit the Instrument which defines the rights of security holders. See Part III. Item 2(3).*

Attached as Exhibit 8.1, please find a sample of the 2005 Convertible Note issued to several current shareholders. Please note that all such notes have since been converted into common shares, as of June 30, 2007.

Legality Opinion

41. *Counsel should revise the legality opinion so that it refers to the "offering statement" rather than the "registration statement".*

Response:

Per Comment #41, this revision has been made to the legality opinion.

42. *Along with the statement that the shares "will be validly issued, fully paid and non-assessable," counsel must clarify that it is opining on the corporate laws of New York, the jurisdiction of incorporation of the registrant.*

Per Comment #42, this clarification has been made to the legality opinion.

43. *Counsel should clarify the first sentence under (3)(f) on page 3 of the legality opinion.*

Per Comment #43, this clarification has been made to the legality opinion.

44. *With a view toward revising the legality opinion, please explain in your response letter the meaning of the following: "...regardless of whether the application of such principles is considered in a proceeding in equity or law."*

This last part of the sentence means that whether a Judge in equity or a Judge in law (civil court) decides on the enforceability of the Documents using general principles of equity, our Opinion is qualified to the extent such Judge finds the Documents enforceable or not.

45. *Counsel should remove the first and last sentences of paragraph 3(g) on page 4 of the legality opinion.*

Per Comment #45, this revision has been made to the legality opinion.

46. *Either as part of the opinion regarding legality or in a separate document, counsel must consent to the filing of the legality opinion as an exhibit in this offering statement. Also, counsel must consent to the use of its name in the offering statement.*

Per Comment #46, the Sourlis Law Firm has granted consent to the issuer for each of the above-mentioned issues.